                                                                     EXHIBIT 13



                                                              October ____, 1997


Board of Directors
AIM Tax-Exempt Funds, Inc.
11 Greenway Plaza, Suite 100
Houston, Texas  77046-1173

       RE: INITIAL CAPITAL INVESTMENT IN NEW PORTFOLIO OF AIM TAX-EXEMPT FUNDS, INC. (THE "FUND")

Gentlemen:

       We are purchasing shares of the Fund for the purpose of providing initial investment for a new investment portfolio of the Fund. The purpose of this letter is to set forth our understanding of the conditions of and our promises and representations concerning this investment.

       We hereby agree to purchase shares equal to the following dollar amount for the portfolio:

                AIM High Income Municipal Fund - Class A $ ___________ AIM High Income Municipal Fund - Class B $ ___________ AIM High Income Municipal Fund - Class C $ ___________

       We understand that the initial net asset value per share of each class of the portfolio named above will be $10.00.

       We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Fund.

       We further agree to provide the applicable Fund with at least ten days' advance written notice of any intended redemption and agree that we will work with the Fund with respect to the amount of such redemption so as not to place a burden on the Fund and to facilitate normal portfolio management of the Fund.


                                           Sincerely yours,

                                           A I M ADVISORS, INC.


                                           By:
                                                ----------------------------
                                                    Robert H. Graham